The Royal Country Club and Recreation Holdings, Inc.
Room E, 4F., No. 106, Zhouzi Street, Neihu District
Taipei City, 114, Taiwan (Republic of China)

Mail Stop 3561

July 1, 2016

United States Securities and Exchange Commission
Washington D.C. 20549

Attention: Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure

Re: The Royal Country Club and Recreation Holdings, Inc.
Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended
Registration Statement on Form S-1
File Number 333-209121

Dear Ms. Parker:

On January 26, 2016, The Royal Country Club and Recreation Holdings, Inc., a Nevada corporation (the “Company”), filed Registration Statement No. 333-209121 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), the Company hereby applies for withdrawal of the Registration Statement and requests that the Commission consent thereto.  No securities have been issued or sold pursuant to the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph(a) of Rule 477.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

In accordance with Rule 457(p) of the Act, the Company request that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to Thomas E. Stepp, Jr. of Stepp Law Corporation, via email at tes@stepplawgroup.com.  In the event that you have additional questions or comments regarding this matter, please do not hesitate to contact Thomas E. Stepp, Jr. of Stepp Law Corporation by telephone at (949) 660.9700.

Thank you.

Sincerely,

The Royal Country Club and Recreation Holdings, Inc.,
a Nevada corporation

/s/Fun-Ming Lo
By: Fun-Ming Lo,
President